Exhibit 12.1

CrowdCheck Law LLP

700 12th Street NW, Suite 700

Washington, DC 20005

December 29, 2021

Board of Directors

Abundant Robots, Inc.

1438 9th Street

Santa Monica, CA 90403

To the Board of Directors:

We are acting as counsel to Abundant Robots, Inc. (the “Company”) with respect to the preparation and filing of its offering statement on Form 1-A (the “Offering Statement”). The Offering Statement covers the contemplated sale of up to 7,490,637 shares of the Company’s Common Stock for cash consideration, along with up to 1,498,127 shares of the Company’s Common Stock as “Bonus Shares”, as defined in its Offering Statement, for an aggregate of 8,988,764 shares of Common Stock.

In connection with the opinion contained herein, we have examined the Offering Statement, the certificate of incorporation and bylaws, and all amendments thereto, the resolutions of the Company’s board of directors, as well as all other documents necessary to render an opinion. In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such copies.

Based upon the foregoing, we are of the opinion that the shares of Common Stock being sold pursuant to the Offering Statement are duly authorized and will be, when issued in the manner described in the offering statement, legally and validly issued, fully paid and non-assessable.

No opinion is being rendered hereby with respect to the truth and accuracy, or completeness of the offering statement or any portion thereof.

We further consent to the use of this opinion as an exhibit to the offering statement.

Yours truly,

/s/ CrowdCheck Law, LLP

AS/DP